

September 6, 2012

Via E-mail
Mr. Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
 Houston, Texas 77057

> **Re: Vanguard Natural Resources, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 5, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 5, 2012**
> **Response dated August 30, 2012**
> **File No. 1-33756**

Dear Mr. Smith:

We have reviewed your correspondence dated August 30, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Related Person Transactions, page 12

1.   We note your response to comment 6 in our letter dated August 29, 2012. Please file an amendment to your Form 10-K to include the information you provided in response to our comment. In addition, disclose whether your board submitted the terms of the sale to the conflicts committee of your board and, if so, whether the committee determined that the terms were fair and reasonable to the company. See Item 404(a)(6) of Regulation S-

K, which requires that you disclose "[a]ny other information regarding the transaction or the related person in the context of the transaction that is material to investors in light of the circumstances of the particular transaction."

Executive Compensation, page 15

2.   We note your response to comment 7 in our letter dated August 29, 2012. With respect to both the Absolute Target Distribution Growth target and the Relative Unit Performance versus Peer Group target, please disclose the company's actual achievement in 2011 relative to the targets. Finally, for each of the executive officers who received the bonuses, disclose what specific circumstances the board considered in determining the individual's final award amount. See Item 402(b)(2)(vi) and -(vii) of Regulation S-K.

3.   We note your response to comment 8 in our letter dated August 29, 2012. Please disclose the vesting schedules for Mr. Smith's awards and address the awards to Messrs. Robert and Pence.

        You may contact Sandy Eisen (Staff Accountant) at (202) 551-3864 or Kimberly Calder (Assistant Chief Accountant) at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman von Holtzendorff (Staff Attorney) at (202) 551-3237 with any other questions.

                                Sincerely,

                                /s/H. Roger Schwall

                                H. Roger Schwall
                                Assistant Director